SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sierra Bancorp

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

82620P102
(CUSIP Number)

Matthew Lindenbaum
Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
(212) 521-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

August 11, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82620P102	Page 2 of 19 Pages
1	NAME OF REPORTING PERSON Basswood Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,260,955 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,260,955 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,955 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.03%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 82620P102	Page 3 of 19 Pages
1	NAME OF REPORTING PERSON Basswood Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 132,086 (see Item 5)
9	SOLE DISPOSITIVE POWER 132,086
10	SHARED DISPOSITIVE POWER 132,086 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,086 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 82620P102	Page 4 of 19 Pages
1	NAME OF REPORTING PERSON Basswood Enhanced Long Short GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 381,572 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 381,572 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,572 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.73%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 82620P102	Page 5 of 19 Pages
1	NAME OF REPORTING PERSON Basswood Financial Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 73,999 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 73,999 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,999 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.53%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82620P102	Page 6 of 19 Pages
1	NAME OF REPORTING PERSON Basswood Financial Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 72,617 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 72,617 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,617 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 82620P102	Page 7 of 19 Pages
1	NAME OF REPORTING PERSON Basswood Financial Long Only Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 58,087 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 58,087 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,087 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.42%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82620P102	Page 8 of 19 Pages
1	NAME OF REPORTING PERSON Basswood Enhanced Long Short Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 381,572 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 381,572 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,572 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.73%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82620P102	Page 9 of 19 Pages
1	NAME OF REPORTING PERSON Main Street Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 544,758 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 544,758 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,758 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.90%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 82620P102	Page 10 of 19 Pages
1	NAME OF REPORTING PERSON Matthew Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,260,955 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,260,955 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,955 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.03%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 82620P102	Page 11 of 19 Pages
1	NAME OF REPORTING PERSON Bennett Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,260,955 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,260,955 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,955 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.03%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.                                        Security and the Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Sierra Bancorp, a California corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the Issuer’s principal executive offices is 86 North Main Street, Porterville, California 93257.

Item 2.                                        Identity and Background

(a)	This Schedule 13D is being filed on behalf of:

(i)
Basswood Capital Management, L.L.C. (the “Management Company”), Basswood Partners, L.L.C. (“Basswood Partners”), Basswood Enhanced Long Short GP, LLC (“Basswood Long Short GP”), each a Delaware limited liability company;

(ii)
Basswood Financial Fund, LP, Basswood Enhanced Long Short Fund, LP, Basswood Financial Long Only Fund, LP, each a Delaware limited partnership, Basswood Financial Fund, Inc., Main Street Master, Ltd., each a Cayman Islands corporation, (collectively, the “Funds”); and

(iii)	Matthew Lindenbaum and Bennett Lindenbaum.

The Funds directly own shares of Common Stock.  The Management Company is the investment manager or adviser to the Funds and a managed account and may be deemed to have beneficial ownership over the Common Stock directly owned by the Funds and managed account by virtue of the authority granted to it to vote and to dispose of the securities held by them, including the Common Stock held by them.  Basswood Partners is the general partner of each of Basswood Financial Fund, LP and Basswood Financial Long Only Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Funds by virtue of its position as general partner.  Basswood Long Short GP is the general partner of Basswood Enhanced Long Short Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Fund by virtue of its position as general partner. Matthew Lindenbaum and Bennett Lindenbaum are the managing members of the Management Company and control the business activities of the Management Company.  The Management Company, Basswood Partners, Basswood Long Short GP, the Funds, Matthew Lindenbaum and Bennett Lindenbaum may be referred to herein as the “Reporting Persons”.

(b)  The address of the principal business and principal office of each of the Reporting Persons is 645 Madison Avenue, 10th Floor, New York, New York 10022.

(c)  The principal business of the Management Company is to serve as investment manager or adviser to the Funds and a managed account, and to control the investing and trading in securities of the Funds and a managed account.  The principal business of each of Basswood Partners and Basswood Long Short GP is to serve as the general partner to the applicable Funds.  The principal business of each of the Funds is the investing and trading in securities.  The principal business of each of Matthew Lindenbaum and Bennett Lindenbaum is to act as the managing member of each of the Management Company, Basswood Partners and Basswood Long Short GP.

(d)  None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of Matthew Lindenbaum and Bennett Lindenbaum is a citizen of the United States of America.

Item 3.                          Source and Amount of Funds or Other Consideration.

The Funds and a managed account expended an aggregate of $17,181,609 (including commissions, if any) to acquire the 1,260,955 shares of Common Stock reported herein.  The Funds and a managed account effect purchases of securities primarily through margin accounts maintained for them with each of J.P. Morgan Securities LLC, Morgan Stanley & Co., Goldman Sachs &Co. and BNP Paribas Prime Brokerage, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.                          Purpose of Transaction.

Based on, among other things, the Issuer’s strong banking franchise in the Southern San Joaquin Valley and the Management Company’s belief that the shares of Common Stock are trading at a significant discount to their fair value, the Management Company acquired the shares of Common Stock for the purpose of investment.

As a result of the recent announcement that the Issuer has entered into an Agreement and Plan of Consolidation to acquire Santa Clara Valley Bank, N.A., the Management Company began to reassess its investment in the Common Stock and whether the Issuer’s current business strategy is adequate to enhance shareholder value.  In connection with this ongoing reassessment, the Management Company will continue to monitor the strategy and performance of the Issuer and the actions of the Issuer’s management and board of directors, and if needed, will develop such plans or proposals, including those referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D, as the Management Company may determine are necessary to enhance shareholder value.

In addition, with respect to the Issuer, the Management Company may engage in discussions with the Board, the Issuer’s management, other shareholders of the Issuer, knowledgeable industry or market observers, potential acquirors of the Issuer and other persons regarding the Issuer’s business, strategy and future plans and alternatives that the Issuer could employ to increase shareholder value. Any such discussions may include plans or proposals relating to or resulting in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons may make further acquisitions of Common Stock from time to time or dispose of any or all of the shares of Common Stock beneficially owned by the Funds and a managed account at any time.  Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise.  In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including the shares of Common Stock beneficially owned by them.  Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer’s business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Except as set forth in this Schedule 13D, the Reporting Persons have no plans or proposals at present that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.                                        Interest in Securities of the Issuer.

(a)            As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding.  The percentages used in this Schedule 13D are calculated based upon the 13,970,266 shares of Common Stock outstanding as of July 31, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 and filed on August 7, 2014.

(b)            The Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 1,260,955 shares of Common Stock held directly by the Funds and a managed account.  Basswood Partners, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 132,086 shares of Common Stock held directly by Basswood Financial Fund, LP and Basswood Financial Long Only Fund, LP.  Basswood Long Short GP, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 381,572 shares of Common Stock held directly by Basswood Enhanced Long Short Fund, LP.  By virtue of the relationships among the Reporting Persons, as described in this Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Fund expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person, and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Fund is a beneficial owner of any shares not directly held by such Fund.

(c)            During the past sixty days the Reporting Persons have neither purchased nor sold any shares of Common Stock of the Issuer.

(d)            Other than the Funds and a managed account that directly hold shares of Common Stock, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of such shares of Common Stock.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.                                        Material to be filed as Exhibits.

1.	Exhibit 99.1 - Joint Filing Agreement, dated as of August 21, 2014

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2014	BASSWOOD CAPITAL MANAGEMENT, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 21, 2014	BASSWOOD PARTNERS, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 21, 2014	BASSWOOD ENHANCED LONG SHORT GP, LLC

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 21, 2014	BASSWOOD ENHANCED LONG SHORT FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 21, 2014	BASSWOOD FINANCIAL FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 21, 2014	BASSWOOD FINANCIAL LONG ONLY FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 21, 2014	BASSWOOD FINANCIAL FUND, INC.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 21, 2014	MAIN STREET MASTER, LTD.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 21, 2014	/s/ Matthew Lindenbaum
Matthew Lindenbaum

Dated: August 21, 2014	/s/ Bennett Lindenbaum
Bennett Lindenbaum